HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

July 3, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tiffany Piland

Re:	China Ginseng Holdings, Inc.
Amendment No. 1 to Form 10-Q for Quarter Ended December 31, 2012
Filed June 25, 2013
Amendment No. 1 to Form 10-Q for Quarter Ended March 31, 2013
Filed June 25, 2013
File No. 000-54072

Dear Ms. Piland,

This letter is provided in response to your letter dated July 1, 2013 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Form 10- Q for Quarter Ended December 31, 2012

1.	Please amend the Form 10-Q to set forth the complete text of Item 2 as amended. See Exchange Act Rule 12b-15.

Response: Pursuant to your comment, we are filing Form 10-Q/A2 for the period ended December 31, 2012 to include the complete text of Item 2 as amended.

Form 10-Q for Quarter Ended December 31, 2012

2.
We note  that the exhibit index includes a reference to Exhibit 10.1, a description of the oral agreement  between Jilin Ganzhi and Meihekou Credit Union dated April 8, 2013. However, it appears that Exhibit 10.1 was not filed with the Form 10-Q/A. Please file description of oral agreement as an exhibit.

Response: Pursuant to your comment, we are filing Form 10-Q/A2 for the period ended March 31, 2013 to include the Exhibit 10.1, a description of the oral agreement between Jilin Ganzhi and Mekhekou Credit Union dated April 8, 2013, which was accidently omitted in the Form 10Q/A for the same period.

HUNTER TAUBMAN WEISS LLP

    New York ■ Washington, DC ■ Miami

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman____________
By: Louis Taubman,
Attorney at Law

Cc: Changzhen Liu , Ren Ying